

Opening doors to the future®

Exhibit 99.3

West Coast Development Joint Venture

April 2015



Katella Grand I – Orange County, CA



8th and Republican – Seattle, WA



Columbia City – Seattle, WA

UDR, Inc. (NYSE: UDR), has a demonstrated history of successfully managing, buying, selling, developing and redeveloping attractive real estate properties in primary U.S. markets

- S&P 400 Company
- $13 Billion Enterprise
- 2015 Annualized Dividend of $1.11, ~3.3% Yield

CFO:
Tom Herzog
720.283.6139

Investor Relations:
Shelby Noble
720.922.6082

JOINT VENTURE TERMS

- UDR will invest $136 million for a 48% interest in a portfolio of five communities currently under construction. The transaction is expected to close in May 2015
- UDR will receive a 6.5% preferred return on its equity until stabilization[1]
- The Wolff Company, Scottsdale, AZ (the "Partner") assumes all economics until stabilization (income and losses)
- The initial all-in price is $559 million, equating to an initial going-in average yield of 5.4% and a weighted average price per home of ~$357,000[2]
- Upon stabilization, economics will be shared between the Company and the Partner
- UDR has the option, not the obligation, to purchase the properties at fixed prices upon stabilization
- The stabilized all-in price is $597 million or ~$381,000[2] per home, with an estimated yield of 5.0% versus current market cap rates at 3.75% – 4.50%
- Should UDR not purchase at least 2 of the 5 assets, the Partner is entitled to a 6.5% return on its implied equity



12th and Olive – Los Angeles, CA

[1] Stabilization: Defined as when a community reaches 80 percent occupancy for ninety consecutive days
[2] Excludes retail.

JOINT VENTURE OVERVIEW

UDR will pay \$136[1] million to acquire a 48% interest[2] in a \$559 million, West Coast development joint venture consisting of five communities in various stages of construction.

Community	Location	Homes	Avg. Home Size	Retail SF (000)	Going-In Valuation (\$M)	All-In Price with Option (\$M)	All-In Price per Home (\$000)[4]	Constr. Start	Est. Compl. Date	Est. Stabil. Date
8th & Republican[2]	Seattle	211	768	13.6	\$97	\$103	\$449	3Q14	1Q16	1Q17
Katella Grand I	Orange County	399	996	N/A	138	146	365	4Q13	1Q16	1Q17
Columbia City[3]	Seattle	244	889	N/A	80	85	350	3Q14	1Q16	3Q16
12th & Olive[2]	Los Angeles	293	685	15.5	129	141	448	2Q14	3Q16	4Q17
Katella Grand II	Orange County	386	819	N/A	115	123	318	4Q14	2Q17	2Q18
Total		**1,533**	**844**	**29.1**	**\$559**	**\$597**	**\$381**			

[1] Figure represents amount, net of debt.
[2] There is a co-investor, separate from UDR or Wolff, that has a small ownership interest in 8th & Republican and 12th & Olive.
[3] UDR will have an option to acquire an interest in the second phase that is adjacent to the first phase.
[4] Excludes retail.



Opening doors to the future®

INVESTMENT BENEFITS

- 6.5% preferred return – immediately accretive to FFO per share ($0.01 per year)
- Avoids earnings drag associated with typical development projects
- Increased exposure to high-quality communities located in our core, coastal markets with favorable multifamily supply/demand fundamentals
- Construction is underway on all five communities
- The Partner is providing certain guaranties and there will be construction loans on all five of the communities
- Four of the five communities are located within a mile of an existing UDR community enhancing familiarity with anticipated operations and valuations
- Accelerated ability to exercise our purchase options, ranging from 22 to 36 months from the date of this presentation in markets that typically have 4 to 5 year development cycles
- If all five communities are acquired, NAV creation is estimated at approximately $80 million



Katella Grand II – Orange County, CA

Opening doors to the future®

OVERVIEW OF COMMUNITIES UNDER CONSTRUCTION

8th and Republican

- Homes: 211
- Going-In Valuation: $97 million
- Fixed Price Option: $103 million
- Estimated Completion Date: 1Q16

8th and Republican is located in the South Lake Union neighborhood, one of the most vibrant in Seattle. Approximately $2.85 billion in public and private funds have been committed to developing the neighborhood with 2 million SF of office, laboratory, hospitality and retail space already added, under construction or on the drawing board.

Named employers in the area include Amazon, the Bill and Melinda Gates Foundation and the Fred Hutchinson Cancer Research Center. Amazon, one of Seattle's largest employers, already occupies 3.2 million SF of office space in South Lake Union and is planning to construct an additional 4.4 million SF. Once complete, the additional space will accommodate up to 30,000 employees.

8th and Republican will have convenient access to downtown employers and major transportation arteries such as Interstate 405 and State Route 520, both of which provide access to large technology employers such as Microsoft, Nintendo and T-Mobile, all of which are located in nearby Bellevue, WA.


Republican St


Woodland Park Zoo
Lightbox
The Kennedy
FREMONT
University of Washington
PORTAGE BAY
15th Ave W
3rd Ave W
EASTLAKE
MONTLAKE
520
MADISON PARK
QUEEN ANNE
5
WASHINGTON PARK
LOWER QUEEN ANNE
8th & Republican
HARRISON/ DENNY-BLAINE
Lake Washington
The Olivian
E Madison St
MADRONA
CENTRAL DISTRICT
Seattle
1 mi

UDR Community | 8th & Republican







OVERVIEW OF COMMUNITIES UNDER CONSTRUCTION

Katella Grand I

- Homes: 399
- Going-In Valuation: $138 million
- Fixed Price Option: $146 million
- Estimated Completion Date: 1Q16

Katella Grand I is the first of two phases located in the Platinum Triangle Area of Orange County, CA and within close proximity of UDR's 1818 Platinum Triangle community. Katella will feature high-end amenities, including a full-service coffee shop, six landscaped courtyards (one with a pool and hot tub), a two-level fitness center, a media lounge with eight TVs, a catering kitchen, and an interactive wall projection system. Between the Katellas and 1818 Platinum, UDR will be able to drive operating efficiencies at the three communities.

The property is near major transportation arteries including Interstate 5 and State Route 3 and boasts several tourist attractions such as Disneyland Resort, Anaheim GardenWalk and Angel Stadium nearby. Major employers in the area include a variety of entertainment, healthcare and defense companies such Disney, Saint Joseph Hospital, Kaiser Permanente and Raytheon systems.

Anaheim
Foxborough
Katella Grand I and II
1818 Platinum Triangle
Orange
Garden Grove
Stanton
Cypress
Santa Ana
Tustin
Irvine
The Residences at Bella Terra
Huntington Villas
Pacific Shores
Vista Del Rey
The Residences on Jamboree
27 Seventy Five Mesa Verde
Beach and Ocean
Harbor at Mesa Verde
Missions at Back Bay
Pacific City
Coronado at Newport Apartment Homes
Huntington Vista

UDR Development Site
Katella Grand I
UDR Community







OVERVIEW OF COMMUNITIES UNDER CONSTRUCTION

Columbia City

- Homes: 244
- Going-In Valuation: $80 million
- Fixed Price Option: $85 million
- Estimated Completion Date: 1Q16

Columbia City, located in the Columbia City submarket of Seattle, will be a transit-oriented community being situated one block away from the Link light rail system and in an up-and-coming neighborhood. As such, the community's location will serve to efficiently connect residents to Downtown Seattle's jobs and entertainment hubs while also providing excellent access to SeaTac airport.

The community is located a short four blocks away from Downtown Columbia City. This "main street" provides an assortment of restaurants and retail, all within a lively urban setting. According to Axiometrics, only one other community is expected to be delivered into the Columbia City submarket in 2015 and 2016.

Woodland Park Zoo
Lightbox
The Kennedy
FREMONT
University of Washington
PORTAGE BAY
EASTLAKE
MONTLAKE
INTERBAY
QUEEN ANNE
LOWER QUEEN ANNE
MADISON PARK
Yarrow Po
Clyde Hi
Medina
Lake Washington
8th & Republican
The Olivian
MADRONA
CENTRAL DISTRICT
Seattle
LESCHI
ATLANTIC
CenturyLink Field
I-90 Express
Island Square
MT. BAKER
HARBOR ISLAND
Mercer Islan
INDUSTRIAL DISTRICT
Columbia City
1 mi

UDR Community

Columbia City

8th & Republican







OVERVIEW OF COMMUNITIES UNDER CONSTRUCTION

12th and Olive

- Homes: 293
- Going-In Valuation: $129 million
- Fixed Price Option: $141 million
- Estimated Completion Date: 3Q16

12th and Olive is located in the South Park neighborhood of Downtown Los Angeles and within close proximity to UDR's 717 Olympic high-rise. The Community will feature a second-floor amenity deck, unique, two-story townhomes and top-floor sundecks that will provide unobstructed views of Downtown Los Angeles. Major transportation arteries including Interstate 10 and Interstate 110 are nearby.

Residents of 12th and Olive will be able to directly take advantage of South Park, a vibrant and evolving neighborhood that is home to numerous restaurants and retail outlets, have a relatively short walk to the financial district and be close to the nightlife/entertainment found at LA Live, the LA Convention Center and the Staples Center.

Downtown Los Angeles continues to transform into an urban oasis. Over $20 billion of capital has helped develop a wide variety of property types in the area over the past 12 years and approximately 500,000 people now work in the Downtown corridor. Top employers in the area include Deloitte, CBRE and PWC.

Hollywood and Gower
Wilshire La Jolla
3033 Wilshire
Wilshire Crescent Heights
717 Olympic
12th and Olive
Los Angeles
Jefferson at Marina Del Rey
Tiera Del Rey
The Westerly on Lincoln
Culver City
Beverly Hills
Inglewood

UDR Development Site

UDR Community

12th and Olive







OVERVIEW OF COMMUNITIES UNDER CONSTRUCTION

Katella Grand II

- Homes: 386
- Going-In Valuation: $115 million
- Fixed Price Option: $123 million
- Estimated Completion Date: 2Q17

Katella Grand II is the second of two phases located in the Platinum Triangle Area of Orange County, CA and within close proximity of UDR's 1818 Platinum Triangle community. Katella will feature high-end amenities, including a rooftop sundeck, a fitness center, community gardens, basketball court, and BBQs. The rooftop will have unobstructed views of the daily Disneyland fireworks show. Between the Katellas and 1818 Platinum, UDR will be able to drive operating efficiencies at the three communities.

The property is near major transportation arteries including Interstate 5 and State Route 3 and boasts several tourist attractions such as Disneyland Resort, Anaheim GardenWalk and Angel Stadium nearby. Major employers in the area include a variety of entertainment, healthcare and defense companies such Disney, Saint Joseph Hospital, Kaiser Permanente and Raytheon systems.

Anaheim
Foxborough
Katella Grand I and II
1818 Platinum Triangle
Orange
Stanton
Cypress
Garden Grove
Santa Ana
Tustin
North Tustin
Irvine
The Residences at Bella Terra
Huntington Villas
Pacific Shores
Vista Del Rey
The Residences on Jamboree
27 Seventy Five Mesa Verde
Beach and Ocean
Harbor at Mesa Verde
Missions at Back Bay
Pacific City
Coronado at Newport Apartment Homes
Huntington Vista

UDR Development Site

UDR Community

Katella Grand II

Forward Looking Statements

Certain statements made in this presentation may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels, expectations concerning the joint ventures with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this presentation, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

This presentation and these forward-looking statements include UDR's analysis and conclusions and reflect UDR's judgment as of the date of these materials. UDR assumes no obligation to revise or update to reflect future events or circumstances.


Opening doors to the future®